December 23, 2015

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Williamson

Re:	Consulting Group Capital Markets Funds (the “Trust”)

Post-Effective Amendment No. 69

(File Nos. 033-40823, 811-06318)

S000008436

S000052236

S000052237

Dear Mr. Williamson:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 69 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Trust on October 15, 2015, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

1.	Comment: Page 1, Page 7 and Page 12, Fund Fees and Expenses

We note you present annual fees payable pursuant to investment advisory programs under the caption “Shareholder Fees.” With limited exception, shareholder fees are transactional, but the fees you have included are based on account balances. If true, please revise the heading to clarify that these are wrap fees that are incurred annually and not one time.

Response: The Trust believes that as currently drafted the disclosure provides investors with a clear picture of the fees they will incur in connection with their investment in an advisory program, separate and apart from the fees and expenses of the Funds. Nonetheless, in response to your comment, we have revised the heading to state “Annual Shareholder Fees” in an effort to more clearly convey the nature of these fees.

2.	Comment: Page 2, Principal investment strategies

Your investment restrictions indicate that the names rule policy is non-fundamental. Please include a statement that a Fund will provide investors with at least 60 days’ prior notice of any change to its non-fundamental names rule policy.

Response: The Trust’s Statement of Additional Information (“SAI”) includes disclosure that non-fundamental investment restrictions (including the names rule 80% tests) may be changed by a vote of a majority of the Board at any time upon at least 60 days’ prior notice to shareholders.

3.	Comment: Page 2, Principal investment strategies

We note your statement that emerging markets are “generally defined as countries that may be represented in a market index such as MSCI Emerging Markets Index.” We do not believe this disclosure is specific enough to inform investors of the countries the fund considers emerging markets. Please disclose the method by which you determine whether a country is an emerging market.

Response: The Trust has revised the disclosure in the Principal Investment Strategies section as indicated below:

The Fund will invest, under normal market conditions, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities of issuers organized, domiciled or with substantial operations in emerging markets countries, which are defined as countries included in an emerging markets index by a recognized index provider, such as the MSCI Emerging Markets Index, or characterized as developing or emerging by any of the World Bank, the United Nations, the International Finance Corporation, or the European Bank for Reconstruction and Development.

4.	Comment: Page 2, Principal investment strategies

We note that the Emerging Markets Equity Fund’s names rule test is tied to issuers located in emerging markets countries. Please tell us what you mean by “located” and explain why this is sufficient to meet the economically tied test.

Response: The Trust has revised its disclosure with respect to the definition of emerging markets at set forth in response to Comment 3 above. We believe this disclosure, as revised, is sufficient clear.

5.	Comment: Page 3, Forwards, futures and options risk

With respect to the reference to “forwards, futures and options risk,” the Emerging Markets Fund’s strategy’s disclosure currently does not address the types of derivatives the Fund intends to use or how the Fund will use them to achieve its investment objectives. Please revise to do so. For additional guidance, references made to Barry Miller’s July 30, 2010 letter to Karrie McMillan.

Response: The Fund’s principal investment strategies disclosure already states that the Fund may attempt to hedge against unfavorable changes in currency exchange rates by engaging in forward currency transactions and trading currency futures contracts and options on these futures. Accordingly, and in response to your comment, we have revised the Fund’s principal risks disclosure to remove references to securities and interest rate forwards, futures and options.

6.	Comment: Page 3, Forwards, futures and options risk

If derivatives may be taken into account in assessing compliance with your 80% test, please describe how derivatives are included or counted for purposes of the Rule 35d-1 (names rule) policy, and describe how they will be valued. Please note the staff’s position is that derivatives’ mark-to-market value should be used for this purpose.

Response: The Fund confirms that it does not currently take into account derivative positions for purposes of complying with its Rule 35d-1 (names rule) policy.

7.	Comment: Page 1, Page 7 and Page 12, Fund Fees and Expenses

Please confirm that no acquired fund fees and expenses are required to be presented in the fee table.

Response: The Trust confirms that no acquired fund fees and expenses are required to be presented in the fee table.

8.	Comment: Page 5, Average Annual Total Returns

Please explain to the Staff why the MSCI Emerging Markets Index is net, and in addition, the parenthesis should reflect the non-deduction for fees.

Response: The MSCI Emerging Markets Index Net is a published index. The Fund has not modified the Index to net any fees or expenses. For purposes of the Index, “net” refers to the dividend treatment within the index construction. For example, net total return indexes reinvest dividends after the deduction of withholding taxes, using (for international indexes) a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties.

Additionally, the Trust has revised the parenthetical disclosure in the Average Annual total Returns table to refer to “fees, expenses or taxes.”

9.	Comment: Page 7, Investment Objective

We note the Inflation-Linked Fixed Income Fund’s investment objective is to provide total return that exceeds the rate of inflation. In an appropriate location, please consider informing investors how the Fund intends to calculate inflation. Also, to the extent material, please inform investors that the rate of inflation an investor experiences in his or her personal life may vary significantly from the index calculation of inflation due to differences in the need to spend money for certain services, such as medical care and housing.

Response: The Trust discloses in the Statement of Additional Information that inflation will be measured using the Consumer Price Index (CPI), or similar data available from the United States Bureau of Labor Statistics or foreign country equivalent agencies. The Trust does not think it is necessary to disclose to investors that the rate of inflation an investor may experience in his or her personal life may vary significantly from the index’s calculation of inflation because this is a risk external to an investment in the Fund and which would vary depending on each investor’s particular facts and circumstances.

10.	Comment: Page 8, Principal Investment Strategies

The name “Inflation-Linked Fixed Income Fund” suggests the fund will invest in a particular type of security. Accordingly, we believe the Fund should have a Rule 35d-1 policy tied to inflation-linked fixed income securities.

Response: The Trust has revised the disclosure in the Principal Investment Strategies section as indicated below:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in fixed income securities. The Fund seeks to allocate assets among investments to achieve the highest level of real return (total return less the rate of inflation).

The Trust has correspondingly adopted a similar non-fundamental investment policy, which is reflected in the SAI.

11.	Comment: Page 8, Principal Investment Strategies

In the first paragraph of the principal investment strategies disclosure for the Inflation-Linked Fixed Income Fund, there is a reference to an “acceptable level of risk,” please clarify how the Adviser would determine an acceptable level of risk.

Response: The Trust has revised the disclosure in the Principal Investment Strategies to state that it will seek to allocate assets among investments to achieve the highest level of real return (total return less the rate of inflation) on a risk adjusted basis. Accordingly, the disclosure, as revised, indicates that because the Adviser will measure how much risk is involved with each investment but the level of risk that is acceptable within the portfolio guidelines set forth in the prospectus will vary throughout market cycles based on return potential

12.	Comment: Page 8, Principal Investment Strategies

Does the Inflation-Linked Fixed Income Fund have either a duration or maturity strategy? If so, please clarify.

Response: The Trust confirms that the Inflation-Linked Fixed Income Fund does not currently have either a duration or maturity strategy.

13.	Comment: Page 8, Principal risks of investing in the fund

The first statements (“The Fund’s principal risks include”) are repeated in two separate lines for the Inflation-Linked Fixed Income Fund.

Response: The Trust will make the appropriate edit.

14.	Comment: Page 13, Principal Investment Strategies

With respect to the Ultra-Short Term Fixed Income Fund, the 80% policy is tied to fixed income instruments and the Fund’s intention to have an average effective maturity normally not exceeding two years. The adopting release for Rule 35d-1 (the names rule) includes a discussion of dollar-weighted average maturity. (Question and Answer #11 from the SEC Staff’s Frequently Asked Questions on Rule 35d-1 may also be instructive). Please consider whether the Fund’s 80% test is appropriate, considering this guidance. In addition, please remove “normally” from this sentence or explain why it is necessary.

Response: Applicable SEC guidance indicates that the SEC and its Staff consider “short maturity” to be no more than three years. The Fund, as an “ultra short” fund will seek, under normal market conditions, to have an average maturity of no more than two years. Accordingly, we think the Fund’s disclosure and non-fundamental investment policy are appropriate. Nonetheless, we have revised the disclosure and the policy to refer, consistent with guidance from the SEC and its Staff, to “dollar-weighted average maturity.” Further, in response to your comment, we have removed the word “normally” from this disclosure.

15.	Comment: Page 13, Principal Investment Strategies

Please clarify what the Fund considers to be “fixed income instruments” for purposes of its 80% policy. It is unclear, for example, whether the Fund considers certain types of derivatives to be fixed income instruments.

Response: The Fund believes that the term “fixed income securities” refers to a broad category of non-equity, debt instruments that produce income, which may include instruments with fixed, variable or floating rates of interest. The Fund notes that terms such as “debt security,” “fixed-income security,” “bond” and “debt obligation” are commonly used in the market (by both investors and financial professionals) interchangeably as synonyms. The Fund does not expect to make substantial investments in derivatives. Further, the Fund does not currently expect to take into account derivative positions for purposes of complying with its Rule 35d-1 (names rule) policy.

16.	Comment: Page 13, Principal Investment Strategies

Please clarify how the Adviser will evaluate securities, make buy and sell decisions, and construct the portfolio. Currently the disclosure emphasizes what the Adviser “may” do, but it is less clear about what the Adviser intends to do.

Response: In response to your comment, the Fund has revised the third sentence of the second paragraph of its principal investment strategies disclosure to state that the Fund “will” invest in the listed instruments.

17.	Comment: Page 13, Principal Investment Strategies

Please confirm that the Fund will provide investors with 60 days’ notice if it plans to change its investment objectives.

Response: The Trust confirms that it will provide investors with 60 days’ notice if it plans to change its investment objectives.

18.	Comment: Page 17, More information about risk – Emerging Markets Equity Fund

Please provide additional discussion about the Emerging Market Equity Fund’s investment strategies, including, in general terms, how the Adviser will construct the portfolio and evaluate what securities to buy and sell. It is unclear, for example, how the Adviser will decide to allocate its exposures among emerging market countries, between different types of investments, or how it will consider currency, economic liquidity or political risk in making its evaluations.

Response: The Trust has reviewed the Funds’ disclosure related to More information about risk – Emerging Markets Equity Fund, and has determined that no changes to the disclosure are necessary at this time.

19.	Comment: Page 17, More information about risk – Lazard Asset Management LLC

Please clarify what the meaning of the phrase “principal activities are located in emerging or developing market countries.”

Response: The Trust has revised the disclosure in the section titled “More information about risk – Lazard Asset Management LLC” to state:

Lazard Asset Management LLC (“Lazard”) manages a relative value (“Value Strategy”) and a relative growth (“Growth Strategy”) strategy and invests primarily in equity securities, principally common stocks, of non-U.S. companies whose principal business activities are located in emerging or developing market countries.

20.	Comment: Page 17, More information about risk – Lazard Asset Management LLC

We note the references to an analytical framework, accounting validation, fundamental analysis, and portfolio construction parameters. Please explain what these are and how they relate to the Fund’s principal investment strategies.

Response: The Trust has confirmed with the Sub-adviser that this disclosure accurately reflects the Sub-adviser’s investment philosophy and investment strategy, the specific details of which are proprietary in nature and confidential. The Trust believes that the disclosure is clear and complete as currently drafted, which allows investors and prospective investors to understand that the Sub-adviser employs a fundamental investment analysis that examines publicly available financial information about portfolio companies and prospective portfolio companies as part of its investment decision-making process.

21.	Comment: Page 17, More information about risk – Vontobel Asset Management, Inc.

We note Vontobel seeks to invest in securities that are “reasonably-valued, high-quality, well managed profitable companies with consistent operating histories and financial performance and that have generally favorable long-term economic prospects.” Please explain how the Sub-adviser forms these views and what types of parameters are used.

Response: The Trust has confirmed with the Sub-adviser that this disclosure accurately reflects the Sub-adviser’s investment philosophy and investment strategy, the specific details of which are proprietary in nature and confidential. The Trust believes the disclosure, as currently drafted, provides a clear indication that the Sub-adviser examines a portfolio company’s operating history and publicly available financial information as part of its decision-making process.

22.	Comment: Page 18, Currency risk

Please clarify how the Emerging Markets Equity Fund views currency risk. For example, does the Fund view currency exposure as a risk to be hedged or a source of return.

Response: The Fund confirms that it does not view currency exposure as a potential source of return to be actively managed.

23.	Comment: Page 18, Fund Details – How the Sub-adviser selects the Fund’s investments

We note you did not provide Item 9(b) disclosure for either the Inflation-Linked Fixed Income Fund or the Ultra-Short Term Fixed Income Fund. This is disclosure we review closely, and we request you provide it pre-effectively. We also request you confirm you will review the Item 4 disclosure and risk disclosures again once you’ve drafted this to ensure consistency.

Response: Please find the Funds’ Item 9(b) disclosure below. The Trust confirms it has reviewed the Item 4 disclosure and risk disclosures after drafting the Item 9(b) disclosure to ensure that they are consistent.

Inflation-Linked Fixed Income Fund:

The Sub-adviser utilizes fundamental research analysis as the basis for its investment decisions.

Pacific Investment Management Company LLC (“PIMCO”) employs a total return approach that focuses on maximum real return, consistent with preservation of capital and prudent investment management. PIMCO manages real return investments by focusing on both macro inflation outlook and bottom-up research capabilities as key determinants of value in fixed income markets, limiting volatility with respect to the benchmark index.

Ultra-Short Term Fixed Income Fund:

The Sub-adviser utilizes fundamental research analysis as the basis for its investment decisions.

Pacific Investment Management Company LLC (“PIMCO”) employs a total return approach that seeks maximum current income, consistent with preservation of capital and daily liquidity. PIMCO manages short-term return investments by focusing on ultra-short, high quality fixed income securities, offering higher potential than traditional cash investments, with modest additional risk.

24.	Comment: Page 27, Management Fees

Please explain to the Staff why the contractual management fees and actual management fees are expected to be different.

Response: The contractual management fees and the actual management fees are expected to be different due to the Adviser voluntarily waiving a portion or all of the management fees otherwise payable to it by a fund. As stated in the prospectus, the Adviser will waive its contractual advisory fee so that it does not retain, after paying sub-advisory fees to the various Sub-advisers, more than 20 basis points.

25.	Comment: Page 28, Purchase of shares

The paragraph beginning “Shares of the Fund are sold” refers to orders accepted by Morgan Stanley before and after 4 p.m. – please revise to use “received” as that is the language used in Rule 22c-1.

Response: The Trust will make this revision.

26.	Comment: Page 33, Financial Highlights

Please revise the disclosure preceding the Financial Highlights tables to reflect the language in Item 13 of Form N-1A.

Response: The Trust will make these revisions.

27.	Comment: Page 33, Financial Highlights

The Form N-CSR for the year ended August 31, 2015 indicates that the Fund has 25.5% of its assets invested in securities within the financial sector. If the exposure is expected to persist over time, please consider adding appropriate risk and strategy disclosure. In addition, please reconcile the sector exposure against your concentration policy.

Response: The Trust has reviewed the Fund’s disclosure related to risk and strategy with respect to holdings in the financial sector, and has determined that the current disclosure is accurate and appropriate as is. Although the financial sector exposure in the Trust’s annual report was 25.5%, the exposure to any one industry or group of industries in the financial sector was, and remains, below 25%. The financial sector is composed of commercial banking, diversified financial services, finance and mortgage banks, money center banks, life and health insurance, multi-line insurance, property and casualty insurance, real estate operations and development and commercial REITs. When you remove the insurance and real property industries from the financial sector (because they have very different economic tendencies then the other components of the financial sector), the Fund’s holdings are below the concentration threshold. This approach is also consistent with the approach taken by the Fund’s compliance program for concentration purposes. In the future, we will consider whether additional detail could be provided in the Trust’s annual report that would give more clarify to these classifications.

Statement of Additional Information

28.	Comment: Page 2, Derivatives

The SAI references collateralized loan obligations (“CLOs”). Please inform the Staff of the Funds’ anticipated investments in CLOs.

Response: The Inflation-Linked Fixed Income Fund currently expects to invest less than 1% of its total net assets in collateralized loan obligations (“CLOs”). The Ultra-Short Term Fixed Income Fund currently expects to invest up to 10% of its total net assets in CLOs. Accordingly, in response to your comment, we have added disclosure about the Ultra-Short Term Fixed Income Fund’s investments in CLOs to the Fund’s principal investment strategies and principal risks disclosure.

29.	Comment: Page 29, Structured Notes

Given their dissimilarities to other types of fixed income instruments, please inform the Staff whether the Inflation-Linked Fixed Income Fund and the Ultra-Short Term Fixed Income Fund will consider structured notes with respect to their Rule 35d-1 (names rule) policies.

Response: Each Fund confirms that it does not currently take into account structured notes for purposes of complying with its Rule 35d-1 (names rule) policy

30.	Comment: Page 32, Investment Restrictions

The Trust’s second fundamental investment restriction, regarding concentration, uses the phrase “same industry,” but Form N-1A states “industry or group of industries.”

Response: Item 16 of Form N-1A requires a registrant to describe its policy with respect to concentrating investments in a particular industry or group of industries. Although the Trust’s fundamental policy does not expressly state “group of industries,” the Trust applies its policy to both a single industry or a group of industries. The Trust does not believe that any change is necessary at the present time, but would consider adopting a non-fundamental policy with respect to investments in a “group of industries” if there are market or regulatory developments that would indicate such a clarification would be advisable.

31.	Comment: Page 42, Trustee Compensation

We note the description of the Trustee Emeritus Program. Please disclose: (1) whether the trustee emeritus is obligated to provide any services in exchange for receiving this retainer; (2) whether the payment of this benefit is secured by the fund and/or represents an obligation on its financial statements; and (3) whether the payment obligations are reflected in the table under “Estimated Annual Benefits Upon Retirement.”

Response: The Trust has reviewed the Funds’ disclosure related to Trustee Compensation and has determined that the current disclosure is accurate and appropriate. The Trust notes the following: (1) a trustee emeritus is expected to attend meetings either in-person or telephonically and provide counsel to the Board, the funds and the Adviser based on their industry expertise and experience with the funds; (2) the payment of the trustee emeritus benefit is included with trustee fees and is a fund expense; and (3) the payment obligations are not reflected in the table under “Estimated Annual Benefits Upon Retirement” as this designation is not a guarantee.

Please contact the undersigned at 617-772-1616 if you have any questions or comments.

Sincerely,

/s/ Suzan Barron
Suzan Barron
Assistant Secretary Consulting Group Capital Markets Funds

Annex A

“TANDY” LETTER

December 23, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Williamson

Re:	Consulting Group Capital Markets Funds (the “Trust”)

Post-Effective Amendment No. 69

(File Nos. 033-40823, 811-06318)

S000008436

S000052236

S000052237

Dear Mr. Williamson:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 69 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Trust on October 15, 2015, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b) Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Suzan Barron
Suzan Barron
Assistant Secretary Consulting Group Capital Markets Funds